

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 12, 2017

Michael J. Fournier
Chief Executive Officer
Willbros Group, Inc.
4400 Post Oak Parkway, Suite 1000
Houston, TX 77027

**Re: Willbros Group, Inc.
Registration Statement on Form S-3
Filed June 1, 2017
File No. 333-218413**

Dear Mr. Fournier:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Robert J. Melgaard, Esq.
Conner & Winters, LLP